UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 1-33552

FORM 12b-25	CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check one):    [  ]  Form 10-K   [  ]  Form 20-F    [  ]  Form 11-K   [X]  Form 10-Q
[  ] Form 10-D  [  ]  Form N-SAR    [  ]  Form N-CSR

For period ended:	October 1, 2010

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AuthenTec, Inc.

Full Name of Registrant

Former Name if Applicable

100 Rialto Place, Suite 100

Address of Principal Executive Office (Street and Number)

Melbourne, Florida 32901

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of AuthenTec, Inc. (the “Company”) has been working diligently to complete all of the required information for its quarterly report on Form 10-Q for the fiscal quarter ended October 1, 2010, (the “Form 10-Q”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-Q on or before November 10, 2010 due to unanticipated delays experienced in the preparation of the Form 10-Q.   These delays were primarily a result of the additional work required for the preliminary valuation and related disclosures regarding the Company’s acquisition of UPEK, Inc. (“UPEK”) on September 7, 2010.  The Company expects that it will be able to complete the work described above in time for the Company to file the Form 10-Q within the five-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification(321) 308-1330

Frederick R. Jorgenson	(321) 308-1330
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  [X] Yes[  ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]     Yes [  ] No

Primarily as a result of litigation dismissal and other legal and acquisition costs related to the UPEK acquisition, the Company expects a significant change in its results of operation for the third quarter of 2010 from the same period for the prior year.  For the third quarter of 2010, consolidated net loss was $11.5 million, or $.37 per diluted share, under Generally Accepted Accounting Principles (“GAAP”) as compared to a GAAP net loss of $4.2 million, or $.14 per diluted share, in the third quarter of 2009.  GAAP gross margin in the third quarter of 2010 was 50.5 percent compared to 45.3 percent in the third quarter of the prior year.  Total operating expenses on a GAAP basis were $16.8 million compared to $8.9 million in the same period last year.

AUTHENTEC, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 11, 2010	By:	/s/ Frederick R. Jorgenson
Frederick R. Jorgenson
Vice President, General Counsel and Secretary

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